UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 1, 2006

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant's name into English)

750 Lexington Avenue, 20th Floor
New York, New York 10022

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL Biopharmaceuticals Grieves the Death of
Board Member Jonathan Spicehandler, MD

New York, NY, August 1, 2006 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; LSE: XTL; TASE: XTL) mourns the loss of board member Jonathan Spicehandler, MD. Dr. Spicehandler passed away on July 30, 2006, after a long battle with brain cancer.

A member of XTL's board since February 2005, Dr. Spicehandler had an illustrious pharmaceutical career, most recently serving as Chairman of Schering-Plough Research Institute, the pharmaceutical research arm of Schering-Plough Corporation. Dr. Spicehandler was a prolific researcher and played a leading role in the development and approval of several, important drugs that are used today to treat millions of people.

“We are deeply saddened by the untimely passing of Jonathan Spicehandler” said Ron Bentsur, CEO of XTL. “His leadership and experience, and above all, friendship, will be sorely missed. Jonathan will continue to be an inspiration to all of us. Our deepest condolences go out to his wife and children.”

Contact:
Ron Bentsur
Chief Executive Officer
(212) 531-5960
rbentsur@xtlbio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: August 1, 2006	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer